GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	Deal Name: Residential Accredit Loans Inc, 2007-QA3
2. Factor Summary	Asset Type: Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	Closing Date: 04/27/2007
	First Distribution Date: 05/25/2007
5. Other Income Detail	
	Determination Date: 08/23/2007
6. Interest Shortfalls, Compensation and Expenses	Distribution Date: 08/27/2007
	Record Date:
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry: 08/24/2007
	Definitive: 07/31/2007
8. Collateral Summary	
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	Trustee: Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone: 714-247-6000
13. Losses and Recoveries	GMAC-RFC
14. Credit Enhancement Report	Bond Administrator: Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	Telephone: 818-260-1628
16. Overcollateralization Summary	Pool(s) : 40516
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3

August 27, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74923XAA4	368,210,000.00	353,760,880.53	5.42000000	2,263,864.88	1,757,601.97	4,021,466.85	0.00	0.00	0.00	351,497,015.65
A-2	74923XAB2	40,000,000.00	38,430,339.27	5.49000000	245,931.93	193,400.68	439,332.61	0.00	0.00	0.00	38,184,407.34
A-3	74923XAC0	260,298,720.00	250,084,203.00	5.51000000	1,600,394.15	1,263,133.63	2,863,527.78	0.00	0.00	0.00	248,483,808.85
A-4	74923XAD8	83,563,590.00	80,284,427.85	5.52000000	513,773.87	406,239.20	920,013.07	0.00	0.00	0.00	79,770,653.98
A-5	74923XAE6	83,563,590.00	80,284,427.85	5.56000000	513,773.87	409,182.97	922,956.84	0.00	0.00	0.00	79,770,653.98
M-1	74923XAF3	22,248,100.00	22,248,100.00	5.80000000	0.00	118,285.73	118,285.73	0.00	0.00	0.00	22,248,100.00
M-2	74923XAG1	13,348,800.00	13,348,800.00	5.95493391	0.00	81,004.97	81,004.97	0.00	0.00	0.00	13,348,800.00
M-3	74923XAH9	3,559,700.00	3,559,700.00	5.95493391	0.00	23,885.59	23,885.59	0.00	0.00	0.00	3,559,700.00
M-4	74923XAJ5	3,114,700.00	3,114,700.00	5.95493391	0.00	22,327.21	22,327.21	0.00	0.00	0.00	3,114,700.00
M-5	74923XAK2	4,449,600.00	4,449,600.00	5.95493391	0.00	40,053.82	40,053.82	0.00	0.00	0.00	4,449,600.00
SB	74923XAL0	7,564,388.39	7,564,330.10	0.00000000	0.00	791,115.02	791,115.02	0.00	0.00	0.00	7,564,330.10
R-1	74923XAM8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-X	74923XAN6	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**889,921,188.39**	**857,129,508.60**		**5,137,738.70**	**5,106,230.79**	**10,243,969.49**	**0.00**	**0.00**	**0.00**	**851,991,769.90**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74923XAA4	960.75848165	6.14829820	4.77336838	10.92166658	0.00000000	0.00000000	954.61018346
A-2	74923XAB2	960.75848175	6.14829825	4.83501700	10.98331525	0.00000000	0.00000000	954.61018350
A-3	74923XAC0	960.75848164	6.14829819	4.85263097	11.00092916	0.00000000	0.00000000	954.61018345
A-4	74923XAD8	960.75848165	6.14829820	4.86143786	11.00973606	0.00000000	0.00000000	954.61018345
A-5	74923XAE6	960.75848165	6.14829820	4.89666576	11.04496396	0.00000000	0.00000000	954.61018345
M-1	74923XAF3	1,000.00000000	0.00000000	5.31666659	5.31666659	0.00000000	0.00000000	1,000.00000000
M-2	74923XAG1	1,000.00000000	0.00000000	6.06833348	6.06833348	0.00000000	0.00000000	1,000.00000000
M-3	74923XAH9	1,000.00000000	0.00000000	6.71000084	6.71000084	0.00000000	0.00000000	1,000.00000000
M-4	74923XAJ5	1,000.00000000	0.00000000	7.16833403	7.16833403	0.00000000	0.00000000	1,000.00000000
M-5	74923XAK2	1,000.00000000	0.00000000	9.00166757	9.00166757	0.00000000	0.00000000	1,000.00000000
SB [1]	74923XAL0							
R-1	74923XAM8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-X	74923XAN6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	95.73789017%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	07/25/2007	08/26/2007	Actual/360	353,760,880.53	5.42000000	1,780,301.63	0.00	0.00	0.00	0.00	1,757,601.97	0.00
A-2	07/25/2007	08/26/2007	Actual/360	38,430,339.27	5.49000000	193,400.68	0.00	0.00	0.00	0.00	193,400.68	0.00
A-3	07/25/2007	08/26/2007	Actual/360	250,084,203.00	5.51000000	1,263,133.63	0.00	0.00	0.00	0.00	1,263,133.63	0.00
A-4	07/25/2007	08/26/2007	Actual/360	80,284,427.85	5.52000000	406,239.20	0.00	0.00	0.00	0.00	406,239.20	0.00
A-5	07/25/2007	08/26/2007	Actual/360	80,284,427.85	5.56000000	409,182.97	0.00	0.00	0.00	0.00	409,182.97	0.00
M-1	07/25/2007	08/26/2007	Actual/360	22,248,100.00	5.80000000	118,285.73	0.00	0.00	0.00	0.00	118,285.73	0.00
M-2	07/25/2007	08/26/2007	Actual/360	13,348,800.00	5.95493391	81,004.97	0.00	0.00	0.00	0.00	81,004.97	0.00
M-3	07/25/2007	08/26/2007	Actual/360	3,559,700.00	5.95493391	23,885.59	0.00	0.00	0.00	0.00	23,885.59	0.00
M-4	07/25/2007	08/26/2007	Actual/360	3,114,700.00	5.95493391	22,327.21	0.00	0.00	0.00	0.00	22,327.21	0.00
M-5	07/25/2007	08/26/2007	Actual/360	4,449,600.00	5.95493391	40,053.82	0.00	0.00	0.00	0.00	40,053.82	0.00
SB	07/01/2007	07/31/2007	Actual/360	7,564,330.10	0.00000000	0.00	0.00	0.00	0.00	791,115.02	791,115.02	0.00
Deal Totals				**857,129,508.60**		**4,337,815.43**	**0.00**	**0.00**	**0.00**	**791,115.02**	**5,106,230.79**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-1, A-2, A-3, A-5, M-2, M-4, M-5, M-3, M-1, A-4

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distribution
	(1)	(2)	(1) + (2) = (3)
SB	5,702.55	785,412.47	791,115.02
Deal Totals	**5,702.55**	**785,412.47**	**791,115.02**

GMAC RFC

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	7,539.16	7,539.16	0.00	0	0.00	189,348.71	28,320.73	448,139.95	0.00	0.00	0.00

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
A-4	0.00	0.00	0.00	0.00	0.00
A-5	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-1	0.00	0.00	0.00	0.00	0.00
R-X	0.00	0.00	0.00	0.00	0.00
Deal Totals	0.00	0.00	0.00	0.00	0.00

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
8,138.01	0.00	0.00	8,138.01	0.00
4,454.29	0.00	0.00	4,454.29	0.00
5,325.03	0.00	0.00	5,325.03	0.00
15,764.83	0.00	0.00	15,764.83	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
33,682.16	0.00	0.00	33,682.16	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	2,849	2,765	N/A	304	19	0	0	0	2,746
	Balance/Amount	889,921,188.39	857,129,508.59	78,439.64	36,650.00	5,022,649.04	N/A	0.00	0.00	851,991,769.91

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.86584855	6.86454043	355.85	353.97	6.55042730	6.54903012	6.55042730	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	6.86%	12.48%			12.15%

Net WAC Cap Rate: 5.954934%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	2,530	774,138,616.74	1	160,667.95	0	0.00	0	0.00	0.00	2,531	774,299,284.69
30 days	110	38,320,309.16	1	288,000.00	0	0.00	0	0.00	0.00	111	38,608,309.16
60 days	45	16,861,400.58	0	0.00	0	0.00	0	0.00	0.00	45	16,861,400.58
90 days	34	12,684,855.62	0	0.00	0	0.00	0	0.00	0.00	34	12,684,855.62
120 days	23	8,885,919.86	1	236,000.00	0	0.00	0	0.00	0.00	24	9,121,919.86
150 days	0	0.00	0	0.00	1	416,000.00	0	0.00	0.00	1	416,000.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**2,742**	**850,891,101.96**	**3**	**684,667.95**	**1**	**416,000.00**	**0**	**0.00**	**0.00**	**2,746**	**851,991,769.91**
Current	92.13%	90.86%	0.04%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	92.17%	90.88%
30 days	4.01%	4.50%	0.04%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	4.04%	4.53%
60 days	1.64%	1.98%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.64%	1.98%
90 days	1.24%	1.49%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.24%	1.49%
120 days	0.84%	1.04%	0.04%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.87%	1.07%
150 days	0.00%	0.00%	0.00%	0.00%	0.04%	0.05%	0.00%	0.00%	0.00%	0.04%	0.05%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.85%**	**99.87%**	**0.11%**	**0.08%**	**0.04%**	**0.05%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

GMAC RFC

11. Delinquency Data

Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance	Period	Count / % Count	Balance / % Balance
1 Month	111 / 4.04%	38,608,309.16 / 4.53%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	45 / 1.64%	16,861,400.58 / 1.98%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	34 / 1.24%	12,684,855.62 / 1.49%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	24 / 0.87%	9,121,919.86 / 1.07%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	1 / 0.04%	416,000.00 / 0.05%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%			0.00 %
Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * \ldots * (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
Certificate Supplemental Interest Trust Account		0.00	0.00	444,424.11	444,424.11	0.00	0.00
Class A-1 Supplemental Interest Trust Account		0.00	0.00	22,699.66	22,699.66	0.00	0.00
Class A 1 Swap Agreement Collateral Account		0.00	0.00	0.00	0.00	0.00	0.00
Certificate Swap Agreement Collateral		0.00	0.00	0.00	0.00	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Certificate Swap Agreement	Hsbc Bank Usa	04/25/2012	3,758,338.03	3,313,913.92
Class A-1 Swap Agreement	Deutsche Bank	05/25/2037	1,757,601.97	1,780,301.63

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QA3
August 27, 2007

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	7,564,330.10	7,564,330.10	0.00	7,564,330.10	7,564,330.10

17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	4,678,803.78
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Certificate Swap Payment Amount - OUT	0.00
(6)	Certificate Swap Payment Amount - IN	444,424.11
(7)	Certificate Interest Amount	4,304,133.26
(8)	OC Reduction Amount	0.00
(9)	Excess Cashflow Prior to OC Provisions	819,094.63

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	819,094.63
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	33,682.16
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	Swap Termination Payment Amount	0.00
(10)	To Class SB Certificates	785,412.47

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	802,844,278.49
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	4
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	6.37156700%
Specified Senior Enhancement Percent - Target value	12.20000000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	3.24183300%
Senior Enhancement Delinquency Percentage - Target Value	2.54862700%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.00000000%
Scheduled Loss Target Percent	99,999.00000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	True
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

Comments: Credit Support Depletion Date has not occurred

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc., 2007-QA3
August 27, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	9,837,324.03
Prepayment Premium	5,702.55
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivatives Payment)	429,263.62
Total Deposits	10,272,290.20

Uses of Funds	Amount
Transfer to Certificate Account	10,243,969.49
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	28,320.73
Derivatives Payment	0.00
Total Withdrawals	10,272,290.22

Ending Balance	0.00